UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2008.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: September 22, 2008                   /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt Stock Exchanges: IMT (WKN884971)

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                        NEWS RELEASE - SEPTEMBER 22, 2008

             IMA SIGNS DRILL CONTRACT FOR THE ISLAND COPPER PROJECT

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) ("IMA" or the "Company") has signed a drilling contract with Matrix Diamond Drilling Inc. of British Columbia to complete a minimum 5000m Phase I drill program on the Island Copper project in Port Hardy, BC. Drilling is planned to begin by early October. Phase I drilling will include a minimum of 2500m of drilling on the NW Expo gold and moly zone discovered by Lumina Copper in 2005. This recent discovery has seen limited follow-up and has significant potential as it is open to the north and west. Infill and step-out drilling will also be carried out on the Hushamu NI 43-101 compliant resource to confirm continuity of mineralization and to obtain additional data on the molybdenum grade distribution (molybdenum is not included in the current NI 43-101 resource estimate). Two diamond drill rigs will be used to accelerate the drilling and allow for testing the two targets simultaneously.

The NW Expo drilling will follow up on the considerable gold and molybdenum drill intersections (204m averaging 0.74 g/t gold, 120m of 1.25 g/t gold and 180m of 0.03% Mo**) encountered in 2005 and 2007 drill programs. Drilling on the Hushamu resource area is focused on increasing the copper equivalent grade of the resource as well as, increasing tonnage. At a 0.2% copper cut-off Hushamu is estimated to contain 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au in the Indicated and Measured categories, containing 2.29 million ounces of gold and 1.425 billion pounds of copper, as well as an inferred resource of 52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 326 million pounds of copper and 0.64 million ounces of gold. Using long term metal price projections* the current copper equivalent grade of the indicated and measured resource is 0.46%; quantifying the molybdenum mineralization known to be present in the resource area could increase the copper equivalent grade significantly.

The phase I drill program is part of the first-year, stage-1, $1.9 million CDN commitment to Western Copper as part of IMA's 3-stage, 4-year option to earn up to a 70% interest in the Island Copper project. Work can take place year-round at the site and the Company plans to advance stage-1 quickly. Drill permit approval is expected shortly allowing drilling to start in early October.

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NEWS RELEASE                                                  SEPTEMBER 22, 2008
IMA EXPLORATION INC.                                                      PAGE 2
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"We are pleased to have  secured two drill rigs to begin the highly  anticipated first stage of our option with Western Copper," stated Joseph Grosso, president and chief executive officer of IMA. "With only being committed to $1.9M, we get a very inexpensive look at this large project to first determine its quality and potential economics for IMA shareholder's before committing further monies from our large treasury."

IMA is a Vancouver based exploration company with $24M in its treasury. The acquisition of the Island Copper Project is Phase I of IMA's business strategy and aligns with the Company's objective to acquire projects that contain established resources and offer significant opportunities for expansion through continued exploration leading to near-term production decisions. A PowerPoint presentation on the project is available on the Company's web site (www.imaexploration.com).


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

* pricing used to calculate copper equiv is based on Canaccord-Adams long term estimate: $1.75 Cu/lb, $30 Mo/lb, $700 Au/oz, $12.5 Ag/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%

** 2007 Diamond  Drilling  Report on the Hushamu  Property  prepared for Western
   Copper Corporation


For further information please contact Joseph Grosso, President & CEO, or Keir Reynolds, Manager, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2008 NUMBER 7



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